UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F

☐  Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

At a hearing held on December 10, 2024, the High Court of Justice of England and Wales (the “Court”) issued the court order (the “Court Order”) sanctioning the scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement”) providing for the proposed acquisition (the “Transaction”) of Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) by California Buyer Limited, a vehicle controlled by funds managed by Energy Capital Partners and which includes a large group of institutional co-investors.

Closing of the Transaction will become effective upon the Court Order being delivered to the Registrar of Companies in England and Wales, which is expected to occur on December 12, 2024, as previously announced. Subject to closing of the Transaction, the last day of trading in the Company’s ordinary shares (the “Company Shares”) on Nasdaq is expected to be December 11, 2024, with trading in the Company Shares on Nasdaq being permanently suspended by 8.00 a.m. (Eastern Time) on December 13, 2024. A copy of the press release announcing the Court’s sanction of the Scheme of Arrangement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as “may result”, “are expected to”, “will continue”, “is expected”, “likely to be”, “believe”, “will”, “could”, “should”, “would”, “estimated”, “may”, “plan”, “potential”, “future”, “projection”, “goals”, “target”, “outlook”, “predict”, “aim” and “intend” or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the implementation of the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, or the satisfaction of all closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement between Atlantica and Bidco or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed closing of the Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the proposed closing of the Transaction or any further announcements or the consummation of the Transaction on the market price of the Company Shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the company termination fee pursuant to the terms of the transaction agreement between Atlantica and Bidco; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. The inclusion of forward-looking statements should not be regarded as a representation that any transaction shall be consummated, including the Transaction or the payment of any dividend by the Company. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 10, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2024

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

	By:	/s/ Francisco Martinez-Davis
		Name:	Francisco Martinez-Davis
		Title:	Chief Financial Officer